Hi Team,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Holding Company change from MSI to MSBNA (Morgan Stanley Bank N.A.)

Furthermore, as required, we have submitted all other relevant documentation:
- Opinion Counsel – no change
- 7R – no change

Please let me know if you have any queries.

Kind regards,
Karen Fenelon Smith

Karen Fenelon Smith, Executive Director
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2414
Karen.Fenelon@morganstanley.com
www.morganstanley.com